UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55137
CUSIP NUMBER:	83427E209

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	March 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

SOLO INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

871 Coronado Center Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Henderson, NV 89052
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six month period ended March 31, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  As a result, the Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to the filing deadline of May 15, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michel Cooper Smith	(702)	330-3285
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Operating and other expenses for the six month period ended March 31, 2014 are expected to total $129,735 as compared to $229,330 for the same six month period ended March 31, 2013. The decrease in operating expenses and reported net losses is predominantly due to (1) exploration expense of $Nil  in the current period, as compared to $13,753 in the period ended March 31, 2013 and (2)  a decrease to interest expenses from $119,449 (2013) to $71,438 (2014).   Other general and administrative expenses also decreased from $47,147 (March 31, 2013) to $11,277 (March 31, 2014) and professional fees decreased slightly from $33,981(20143) to $30,960 (2014).  These decreases were offset by an increase in management fees from $15,000 (2013)  to $18,500  in the current period.

SOLO INTERNATIONAL, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2014	By:	/s/ Michael Cooper Smith
		Name:	Michael Cooper Smith
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).